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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 9)

                            National Processing, Inc.
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                                (Name of Issuer)


                           Common Shares, No Par Value
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                         (Title of Class of Securities)

                                   637229 10 5
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                      (CUSIP Number of Class of Securities)

                             David L. Zoeller, Esq.
                            National City Corporation
                             1900 East Ninth Street
                              Cleveland, Ohio 44114
                                  216-222-2000

                                 With a copy to:

                              Lyle G. Ganske, Esq.
                                    Jones Day
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                                 (216) 586-3939

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 12, 2004
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

                        Continued on the following pages
                                   Page 1 of 1
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         This statement amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), filed with the Securities and Exchange Commission by National City Corporation, a Delaware corporation ("National City"), in connection with its ownership of common shares, no par value, of National Processing, Inc., an Ohio corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby replaced with the following:

         On July 13, 2004, the Company and Bank of America ("BoA") announced a definitive agreement (the "Merger Agreement") had been reached for BoA to purchase all of the Company's outstanding shares for $1.4 billion in cash, or $26.60 per share (the "Transaction"). National City has agreed to support the Transaction.

         The information set forth in Item 6 is hereby incorporated by reference into this Item 4.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended to add the following to the end thereof:

         National City has entered into a Shareholders Agreement, dated as of July 12, 2004, with BoA pursuant to which National City has agreed that until the Merger Agreement is terminated in accordance with its terms, National City will appear at any meeting of the Company's shareholders called to adopt the Merger Agreement for purposes of establishing a quorum, and will vote all of its Company common shares against any transaction other than the Transaction. The Shareholders Agreement also provides that National City will pay BoA a $50 million fee if it fails to vote in favor of the Transaction and BoA terminates the Merger Agreement because of the failure to receive the requisite shareholder approval.

         Under the Shareholders Agreement, National City has also agreed (i) to provide certain limited indemnities to BoA against certain liabilities if the Transaction is consummated, (ii) not to compete with the business operated by the Company for three years after the Transaction is completed and (iii) with BoA regarding each parties rights and obligations related to certain tax matters related to the Company.

         National City Bank of Kentucky ("NCBK"), a wholly owned subsidiary of National City, has entered into a Service and Sponsorship Agreement with the Company, to become effective upon the closing of the Transaction, relating to the processing of certain charge card transactions. National City has entered into an agreement with BoA (the "Master Referral Agreement"), to become effective upon the closing of the Transaction, relating to the referral of business to BoA.

         The Merger Agreement, the Shareholders Agreement, the Service and Sponsorship Agreement, the Master Referral Agreement and the press release issued by the Company in connection with the Transaction are filed herewith as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference.
                                   Page 2 of 2
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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

99.1              Agreement and Plan of Merger
99.2              Shareholders Agreement
99.3              Service and Sponsorship Agreement
99.4              Master Referral Agreement
99.5              Press Release

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 13, 2004



                            NATIONAL CITY CORPORATION


                            By: /s/ David L. Zoeller
                                ------------------------------------
                                Name:     David L. Zoeller
                                Title:    Executive Vice President, Secretary
                                          and General Counsel

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                                  EXHIBIT INDEX

99.1 Merger Agreement (incorporated by reference to Exhibit 99.2 to National City's Form 8-K filed on July 13, 2004).

99.2 Shareholders Agreement (incorporated by reference to Exhibit 99.5 to National City's Form 8-K filed on July 13, 2004).

99.3 Service and Sponsorship Agreement (incorporated by reference to Exhibit
     99.3 to National City's Form 8-K filed on July 13, 2004).

99.4 Master Referral Agreement (incorporated by reference to Exhibit 99.4 to National City's Form 8-K filed on July 13, 2004).

99.5 Press Release (incorporated by reference to Exhibit 99.1 to National City's Form 8-K filed on July 13, 2004).

                                   Page 5 of 5